

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Morgan Callagy
Co-Chief Executive Officer
Revelstone Capital Acquisition Corp.
14350 Myford Road
Irvine, CA 92692

     Re: Revelstone Capital Acquisition Corp.
        Amendment No. 2 to Registration Statement on Form S-4
        Filed October 23, 2023
        File No. 333-274049

Dear Morgan Callagy:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination, page 22

1. We note your response to prior comment 1 and your revised disclosure that any shares of Revelstone Common Stock issued as a result of a reduction in the amount of Closing Debt shall not be registered. Please tell us whether such shares will be issued pursuant to an exemption from registration and, if so, tell us the exemption relied upon for the issuance and the basis for such reliance.

Risks Related to Revelstone, page 62

2. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to discuss whether your waiver of the corporate opportunities doctrine in your existing charter impacted your search for an acquisition target.

Background of the Business Combination, page 90

3.   We note your response to prior comments 6 and 7 and reissue in part. Please provide us with any correspondence between Bank of America and Revelstone relating to the firm's resignation. In addition, please provide us with the engagement letter between Revelstone and Bank of America. In addition, revise your filing to clarify whether Bank of America performed substantially all the work to earn its fees.

Proposal No. 2 - The Charter Proposal, page 136

4.   We note your revised disclosure in this section and throughout your filing that one of the proposed changes to the charter is to "eliminate the corporate opportunity doctrine." With a view toward disclosure, please tell us how the proposed change to your charter would eliminate the corporate opportunity doctrine.

Certain Set Jet Relationships and Related Party Transactions, page 186

5.   We note your disclosure regarding the Select Services Agreement by and between Set Jet and Sierra Delta Romeo LLC, a company controlled by Steve Reynolds, pursuant to which Set Jet granted Mr. Reynolds certain rights to use the 1996 Bombardier Challenger 850 for agreed upon rates set forth therein. We also note your disclosure regarding the Select Services Agreement by and among Set Jet, N602SJ, LLC and David Jacofsky. Please revise to disclose any material conflicts of interest related to such agreements, such as limitations on the use of the aircraft by Set Jet when needed, if material.

6.   We note your disclosure regarding the Amended Aircraft Charter Agreement by and between Set Jet and Scottsdale Jet Charter, LLC. However, we note that it appears that other aircraft used by Set Jet are also owned by related persons within the meaning of Item 404 of Regulation S-K. Please provide the information set forth in Item 404 with respect to such arrangements, or provide your analysis as to why such information is not required.

Comparison of Stockholder Rights, page 215

7.   We note that Section 3.4 of your proposed Amended and Restated Bylaws set forth in Appendix C provides that any director may be removed from office by the stockholders of the Corporation only for cause. However, this does not appear to be consistent with your disclosure on page 216 that directors may be removed with or without cause. Please revise.

Please contact Robert Babula at 202-551-3339 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alex Weniger-Araujo